UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D
	Under the Securities Exchange Act of 1934
	(Amendment No. 5)(1)
	-------------------------------
	ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.
	(Name of Issuer)

	Common Stock, $.01 par value
	(Title of Class of Securities)

	285825 10 5
	(CUSIP Number)
	--------------------------------
	Howard Kailes, Esq.
	Krugman & Kailes LLP
	Park 80 West - Plaza Two
	Saddle Brook, New Jersey  07663
	(201) 845-3434
(Name, Address and Telephone Number of Person Authorized to
Receive
	Notices and Communications)

	-------------------------------

	April 30, 2001
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.
                               ------

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d.7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------

(1)	Constitutes Amendment No. 6 to Schedule 13G dated February
11, 1994 filed by Norton Garfinkle, individually and as trustee.

CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

    	Group comprised of Norton Garfinkle, individually and as trustee of The Garfinkle C Corp. Trust, Garfinkle Limited
Partnership I, Garfinkle Limited Partnership II and G.F.
Management Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)


     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     See pages hereinafter contained for information as to each member of the Group

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON
WITH:

7    SOLE VOTING POWER

     7,890,758

8    SHARED VOTING POWER

     -0-

9    SOLE DISPOSITIVE POWER

     7,890,758

10   SHARED DISPOSITIVE POWER

     -0-


11	AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING
PERSON

      7,890,758

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*

      see footnote 1

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.1% (see footnote 2)

14    TYPE OF REPORTING PERSON*

      OO

-----------------
(1)	Excludes an aggregate of 3,145,637 shares (the "Failing
Shares") beneficially owned by Bruce F. Failing, Jr., and
Leigh Q. Failing and Ernest N. Abate, as co-trustees of The Failing Trust, and Elizabeth Z. Failing, subject to the provisions of a stockholders agreement dated March 12, 1993 (the "Stockholders Agreement").



CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

	Norton Garfinkle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a) X
	   -----

	(b)
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
 PURSUANT  TO  ITEMS  2(d) or 2(e)


	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	United States of America

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON
WITH:

7	SOLE VOTING POWER

	7,890,758

8	SHARED VOTING POWER

	-0-

9	SOLE DISPOSITIVE POWER

	7,890,758

10	SHARED DISPOSITIVE POWER

	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,890,758

12	CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnote 2


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	37.1%

14	TYPE OF REPORTING PERSON*

	IN

---------------
(1)	Includes 600,000 shares held by Garfinkle Limited Partnership
I and 6,489,970.5 shares held by Garfinkle Limited
Partnership II, with respect to each of which G.F. Management
Corp. (all of the shares of which are held by Norton
Garfinkle) acts as sole general partner.

(1)	Excludes the Failing Shares, which are subject to the
Stockholders Agreement.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

	Garfinkle Limited Partnership I

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a) X
	   -----

	(b)
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
 PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Delaware

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON
WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	600,000

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	600,000


12	CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnote 1

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.8%

14	TYPE OF REPORTING PERSON*

	PN

---------------
(1)	Excludes the Failing Shares, 6,489,970.5 shares held by
Garfinkle Limited Partnership II and 800,787.5 shares held directly by Norton Garfinkle, which are subject to the Stockholders Agreement.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

	Garfinkle Limited Partnership II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a) X
	   -----

	(b)
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
 PURSUANT  TO  ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Delaware

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON
WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	6,489,970.5

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	6,489,970.5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,489,970.5


12	CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnote 1

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.5%

14	TYPE OF REPORTING PERSON*

	PN

---------------
(1)	Excludes the Failing Shares, 600,000 shares held by Garfinkle
Limited Partnership I and 800,787.5 shares held directly by Norton Garfinkle, which are subject to the Stockholders
Agreement.

CUSIP NO.  285825 10 5

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

	G.F. Management Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a) X
	   -----

	(b)
	   -----

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS  2(d) or 2(e)

	-----

6	CITIZENSHIP OR PLACE OR ORGANIZATION

	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

	-0-

8	SHARED VOTING POWER

	7,089,970.5 (see footnote 1)

9	SOLE DISPOSITIVE POWER

	-0-

10	SHARED DISPOSITIVE POWER

	7,089,970.5 (see footnote 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,089,970.5 (see footnote 1)


12	CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
CERTAIN SHARES*

	see footnote 2


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	33.3%

14	TYPE OF REPORTING PERSON*

	CO

---------------
(1)	Represents 600,000 shares held by Garfinkle Limited
Partnership I and 6,489,970.5 shares held by Garfinkle
Limited Partnership II, with respect to which G.F. Management
Corp. acts as sole general partner.

(2)	Excludes the Failing Shares, 600,000 shares held by Garfinkle
Limited Partnership I and 800,787.5 shares held directly by Norton Garfinkle, which are subject to the Stockholders
Agreement.

	INTRODUCTORY STATEMENT

	Pursuant to Reg. Section 240.13d-2, this Amendment No. 5 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated February 3, 1995, as amended by Amendment No. 1 thereto dated July 24, 1995, Amendment No. 2 thereto dated September 30, 1995, Amendment No. 3 thereto dated December 27, 1995 and
Amendment No. 4 thereto dated July 11, 1996 (together, the
"Amended Statement on Schedule 13D"), filed jointly by a group
(the "Garfinkle Group"), within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), comprised of Norton Garfinkle, individually and as trustee of The Garfinkle C Corp. Trust (the "Grantor Trust"), Garfinkle Limited Partnership I, a Delaware limited partnership
("Partnership I"), Garfinkle Limited Partnership II, a Delaware limited partnership ("Partnership II"), and G.F. Management Corp., a Delaware corporation (the "General Partner"). No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

Item 1.	Security and Issuer
		-------------------

	The securities to which this statement relates are shares of the common stock, $.01 par value (the "Common Stock"), of Electronic Retailing Systems International, Inc., a Delaware corporation (the "Corporation"). The principal executive offices of the Corporation are located at 488 Main Avenue, Norwalk, Connecticut 06851.

Item 4.	Purpose of Transaction
		----------------------

	On April 30, 2001, Norton Garfinkle, Chairman of the Board and a director of the Corporation, and Bruce F. Failing, Jr., the Corporation's Vice Chairman of the Board and chief executive officer and a director, submitted a proposal to the Corporation to acquire, for cash, the shares of Common Stock not contributed by them and certain other investors to a newly-formed corporation organized by them ("Holdco"). The proposed transaction would be accomplished through (i) the merger into the Corporation of a subsidiary of Holdco, following the reclassification of the Common Stock contributed to Holdco as shares of a new class B common stock, $.01 par value, of the Corporation to be outstanding after the merger as the sole class of common equity of the Corporation and (ii) the payment by Holdco to the remaining holders of Common Stock of $0.24 par share. The proposed transaction is subject to agreement with the Corporation and negotiation of definitive documentation. In the event of consummation of the proposed transaction, the Common Stock would be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

	The Corporation has announced the formation of a special board committee to consider the proposed transaction, and also the committee's intention to engage investment bankers and special counsel to advise it.

	Except as stated in response to Item 4 of the Amended
Statement on Schedule 13D, as amended herein, neither the Garfinkle Group nor any of its members has any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
		------------------------------------

	(a)	As of May 8, 2001, the members of the Garfinkle Group
beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 7,890,758 shares of Common Stock, constituting, to the best of the knowledge of the undersigned, 37.1% of the issued and outstanding shares of Common Stock. Such shares represents shares held by Norton Garfinkle, Partnership I and Partnership II, and exclude an aggregate of 3,145,637 shares (the "Failing Shares") beneficially owned by Bruce F. Failing, Jr. and Leigh Q. Failing and Ernest N. Abate, as co-trustees of The Failing Trust, and Elizabeth Z. Failing, which are subject to the provisions of a stockholders agreement dated March 12, 1993 (the "Stockholders Agreement") among such parties and the members of the Garfinkle Group.

	As of May 8, 2001, Norton Garfinkle beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 7,890,758 shares of Common Stock, constituting, to the best of the knowledge of Norton Garfinkle, 37.1% of the issued and outstanding shares of Common Stock. Such shares include 600,000 shares held by Partnership I and 6,489,970.5 shares held by Partnership II, with respect to each of which the General Partner (all of the shares of which are held by Norton Garfinkle) acts as sole general partner, and exclude the Failing Shares, which are subject to the Stockholders Agreement. At such date, no shares beneficially owned by Norton Garfinkle were, for purposes of Rule 13d-3, held in his capacity as sole trustee of the Grantor Trust.

	As of May 8, 2001, Partnership I beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 600,000 shares of Common Stock, constituting, to the best of the knowledge of Partnership I, 2.8% of the issued and outstanding shares of Common Stock. Such shares exclude the Failing Shares, and shares held by Partnership II and directly by Norton Garfinkle, which are subject to the Stockholders Agreement.

	As of May 8, 2001, Partnership II beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 6,489,970.5 shares of Common Stock, constituting, to the best of the knowledge of Partnership II, 30.5% of the issued and outstanding shares of Common Stock. Such shares exclude the Failing Shares, and shares held by Partnership I and directly by Norton Garfinkle, which are subject to the Stockholders Agreement.

	As of May 8, 2001, the General Partner beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 7,089,970.5 shares of Common Stock, constituting, to the best of the knowledge of the General Partner, 33.3% of the issued and outstanding shares of Common Stock. Such shares represent 600,000 shares held by Partnership I and 6,489,970.5 shares held by Partnership II, and exclude the Failing Shares and shares held directly by Norton Garfinkle, which are subject to the Stockholders Agreement.

	(b)	Exclusive of any effect of the relationships set forth
under the Stockholders Agreement, all shares of Common Stock beneficially owned by the Garfinkle Group are held by the Garfinkle Group with sole power to vote or to direct the vote thereof, and sole power to dispose or to direct the disposition thereof.

	Exclusive of any effect of the relationships set forth under the Stockholders Agreement, all shares of Common Stock beneficially owned by Norton Garfinkle are held by Norton
Garfinkle with sole power to vote or to direct the vote thereof, and sole power to dispose or to direct the disposition thereof.

	Exclusive of any effect of the relationships set forth under the Stockholders Agreement, all shares of Common Stock beneficially owned by Partnership I are held by Partnership I with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with the General Partner and Norton Garfinkle.

	Exclusive of any effect of the relationships set forth under the Stockholders Agreement, all shares of Common Stock beneficially owned by Partnership II are held by Partnership II with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with the General Partner and Norton Garfinkle.

	Exclusive of any effect of the relationships set forth under the Stockholders Agreement, all shares of Common Stock beneficially owned by the General Partner are held by the General Partner with shared power to vote or to direct the vote thereof, and shared power to dispose or to direct the disposition thereof, with Norton Garfinkle.

	(c)	Not applicable.

	(d)	The General Partner (all of the capital stock of which
is held by Norton Garfinkle) in its sole discretion may pay or apply dividends or proceeds from the sale of the shares held, respectively, by Partnership I and Partnership II. The sole limited partners of Partnership I are the Grantor Trust and Norton Garfinkle and the sole limited partners of Partnership II are Norton Garfinkle, Gillian Garfinkle and Nicholas Garfinkle.

	(e)	As hereinabove indicated, Norton Garfinkle, in the
capacity as trustee of the Grantor Trust, does not beneficially own, for purposes of Rule 13d-3 under the Exchange Act, any shares of Common Stock and, accordingly, does not in such capacity act as a member of the Garfinkle Group. Norton Garfinkle, individually, remains a member of The Garfinkle Group.


Item 7.	Materials to be Filed as Exhibits
		---------------------------------

Exhibit A - Agreement pursuant to Rule 13d-1(k)(1)(iii)
Exhibit B - Proposal letter dated April 30, 2001



	SIGNATURE
	---------

         After reasonable inquiry and to the best of our respective knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2001

		s/Norton Garfinkle
		----------------------------
		Norton Garfinkle


Dated: May 8, 2001	GARFINKLE LIMITED PARTNERSHIP
I

		By: G.F. Management Corp.
		    general partner


		By s/Norton Garfinkle
		  ----------------------------
		  Norton Garfinkle
		  Chairman

Dated: May 8, 2001	GARFINKLE LIMITED PARTNERSHIP
II

		By: G.F. Management Corp.
		    general partner


		By s/Norton Garfinkle
		  ----------------------------
		  Norton Garfinkle
		  Chairman

Dated: May 8, 2001	G.F. MANAGEMENT CORP.



		By s/Norton Garfinkle
		  ----------------------------
		  Norton Garfinkle
		  Chairman

	INDEX TO EXHIBITS
	-----------------



Exhibit A - Agreement pursuant to Rule 13d-1(k)(1)(iii)
Exhibit B - Proposal letter dated April 30, 2001






	17
corp\ers\sec.doc\13d-gar.am5